EXHIBIT 99.1

GOLD STANDARD PHASE 1 2015 DRILLING EXTENDS OXIDE GOLD ZONES AT THE PINION AND DARK STAR DEPOSITS, CARLIN TREND NEVADA

Holes include intercepts of 21.3m of 1.90 g Au/t and 24.4m of 1.38 g Au/t

July 28, 2015 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company) today announced assay results of 14 reverse-circulation (RC) holes from the 2015 Phase 1 drilling program at its 100%-owned Railroad-Pinion Project in Nevada’s Carlin Trend.  Eight of nine Pinion holes and all five Dark Star holes returned significant intercepts with gold values above the cut-off grade of 0.14 g Au/t established by APEX Geoscience Ltd. of Edmonton, Canada in its Pinion NI 43-101 resource estimate announced on September 10, 2014 (see news release), and its Dark Star resource estimate announced on March 3, 2015 (see news release).  Results include six intercepts grading above one gram per tonne as well as a thicker zone of 82.3 meters of 0.56 grams per tonne (g Au/t).

Phase 1 drilling at Pinion and Dark Star was designed to extend areas of known shallow oxide gold mineralization along strike and at depth, and to test new targets identified by the 2014 program.  Phase 1 totaled 4,907m of RC drilling in 14 holes (click the following link for Pinion and Dark Star Phase 1 drill hole maps and cross sections: http://goldstandardv.com/pinion-dark-star-phase-1/).
Jonathan Awde, CEO and Director of Gold Standard commented, “Phase 1 has more than met its objectives.  We have identified shallow oxide gold mineralization outside the Pinion and Dark Star resource areas which should enable us to add ounces.  We have found a potential higher-grade feeder zone at South Pinion which supports the potential for adding significant resources in this area.  And finally, we have established from drilling and surface work that there is an 800m corridor of untested ground north of Dark Star which could easily double the size of this deposit.  Phase 2 drilling will continue to evaluate these high-quality, near-surface targets, beginning this August.”

Key highlights of the Phase 1 program include:

Pinion
•
PIN15-02 successfully intersected 24.4m of 1.38 g Au/t in oxidized and altered multi-lithic, dissolution collapse breccia (mlbx) approximately 150m northwest of the maiden resource.  The intercept continues to expand and define the west-northwest-striking South Fault zone, a structural corridor of higher grade gold mineralization that is parallel to the Main Zone.   Mineralization in PIN15-02 is open in multiple directions and Phase 2 drilling will follow-up on these results.

•
At Southeast Pinion, PIN15-03 drilled through multiple zones of gold mineralization hosted in silicified and sooty sulfide-bearing breccia developed between thick quartz porphyry sills.  The gold intercepts are approximately 100m south of PIN14-38, an RC hole with 48.8m of 1.16 g Au/t (see January 14, 2015 news release).  PIN15-03 results demonstrate that the gold system remains open beyond the known limits of the maiden resource and igneous sills are increasing in number and thickness at Southeast Pinion.  These geologic patterns suggest close proximity to feeder structures.

Dark Star
•
DS15-03 intersected two zones of gold mineralization: an upper oxidized zone that returned 32.0m of 0.58 g Au/t starting near the surface, and a higher grade sulfide-hosted zone of 21.3m of 1.90 g Au/t including 12.2m of 3.13 g Au/t.  These intercepts are open in multiple directions and extend mineralization 100m to the north of historic drill holes.  Phase 2 drilling will look to expand on these results.

•
DS15-05 intersected multiple gold zones 800m north of the Dark Star maiden resource, including 15.2m of 0.62 g Au/t in oxidized rock.  Results in holes DS15-03 and DS15-05 indicate the gold system extends northward along the Dark Star structural corridor into favorable geologic terrane that has not been systematically drill tested.  Phase 2 drilling will follow-up on these results.

Pinion drill results are as follows:
Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
PIN15-01	RC	124	-45	397.9	47.3 - 48.8	1.5	0.37
					64.0 - 67.1	3.1	0.28
					268.3 – 285.1	16.8	0.27
					312.5 – 320.1	7.6	1.14
					329.3 – 330.8	1.5	0.24
PIN15-02	RC	273	-50	335.4	181.4 – 205.8	24.4	1.38
Including					196.6 – 204.2	7.6	1.86
					214.9 – 218.0	3.1	0.18
					233.2 – 240.8	7.6	0.31
					248.4 – 251.5	3.1	0.15
					263.7 – 282.0	18.3	0.84
PIN15-03	RC	219	-63	469.5	47.2 – 48.7	1.5	0.17
					53.3 – 54.8	1.5	0.23
					61.0 – 65.6	4.6	0.41
					170.7 – 216.4	45.7	0.43
					237.8 – 320.1	82.3	0.56
					339.9 – 365.8	25.9	0.52
					378.0 – 381.1	3.1	0.33
					405.4 – 408.5	3.1	0.23
PIN15-04	RC		-90	202.7	12.2 – 21.3	9.1	0.22
					39.6 – 45.7	6.1	0.59
					48.8 – 53.4	4.6	0.28
					65.5 – 70.1	4.6	0.31
					85.3 – 89.9	4.6	0.27
					108.2 – 111.3	3.1	0.22
					114.3 – 126.5	12.2	0.22
					166.2 – 173.8	7.6	0.17
PIN15-05	RC		-90	257.6	234.8 – 236.3	1.5	0.20
					254.6 – 256.1	1.5	0.16
PIN15-06	RC		-90	324.7	157.0 – 160.1	3.1	0.20
					176.8 – 181.4	4.6	0.28
					285.0 – 288.1	3.1	0.67
PIN15-07	RC		-90	274.4	No intercepts > 0.14 g Au/t
PIN15-08	RC		-90	297.3	186.0 – 196.7	10.7	0.33
					199.7 – 205.8	6.1	0.17
PIN15-09	RC		-90	779.0	6.1 – 10.7	4.6	0.34
					279.0 – 292.7	13.7	0.26
					326.2 – 329.3	3.1	0.15
					378.0 – 384.1	6.1	0.16
					390.2 – 405.4	15.2	0.21
					458.8 – 469.5	10.7	0.33
					504.6 – 506.1	1.5	1.02

Dark Star drill results are as follows:
Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DS15-01	RC	270	-85	239.3	24.4 – 41.2	16.8	0.17
					82.3 – 86.9	4.6	0.15
					100.6 – 108.2	7.6	0.37
					163.1 – 167.7	4.6	0.20
DS15-02	RC	090	-80	312.5	4.5 – 7.6	3.1	0.49
					143.2 – 146.3	3.1	0.15
DS15-03	RC		-90	336.9	1.5 – 7.6	6.1	0.23
Including Including					13.7 – 45.7	32.0	0.58
					33.5 – 42.6	9.1	1.09
					166.1 – 176.8	10.7	0.18
					201.2 – 222.5	21.3	1.90
					201.2 – 213.4	12.2	3.13
					228.6 – 233.2	4.6	0.15
					234.7 – 236.2	1.5	0.15
					243.9 – 275.9	32.0	0.40
DS15-04	RC	090	-60	336.9	3.0 – 7.6	4.6	0.15
					10.7 – 22.9	12.2	0.28
DS15-05	RC	090	-70	343.0	32.0 – 36.6	4.6	0.19
Including					39.6 – 41.1	1.5	0.19
					51.8 – 60.9	9.1	0.17
					256.1- 271.3	15.2	0.62
					256.1 – 260.7	4.6	1.30
** Gold intervals reported in these tables were calculated using a 0.14 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 70-95% of drilled thicknesses.

Mac Jackson, Gold Standard’s Vice President of Exploration stated, “Phase 1 gravity, soil sampling, mapping and drilling at Dark Star and Pinion have extended known gold zones and identified new targets peripheral to the known resources.  The west-northwest-striking South fault corridor is emerging as an important control on mineralization at Pinion.  PIN15-02 extended gold along it to the northwest, and the thick zones of sooty sulfide and intrusive rock in PIN15-03 indicate proximity to a feeder within the corridor.  DS15-03 showed that Dark Star is open along strike to the north.  We will continue to explore the South fault corridor at Pinion and the Dark Star structural corridor, as well as other new targets in our next round of drilling.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every tenth sample. The Pinion samples were delivered to ALS Minerals preparation facility in Elko, NV. The samples are crushed, pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver.  Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.    The Dark Star samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV. The samples are crushed, pulverized and sample pulps are shipped to Bureau Veritas certified laboratory in Sparks, NV.  Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements are determined by ICP analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The 2014 Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).  In addition to the  Pinion deposit NI43-101 compliant resource estimate, the Dark Star deposit, 2.1 km to the east of Pinion, now has an NI43-101 compliant resource estimate consisting of an Inferred Resource of  23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”
Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com